Exhibit 99.5

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $69 million during the year ended December 31, 2019 and, as of that date, the Company had a working capital deficit of $0.2 million and the consolidated deficit was $556 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2020

We have served as the Company's auditor since 2009.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2019	2018

ASSETS

Non-current assets
Restricted Cash	5(b)	$805	$830
Mineral property, plant and equipment	3	138,867	144,835
Total non-current assets		139,672	145,665

Current assets
Amounts receivable and prepaid expenses	4	914	1,387
Cash and cash equivalents	5(a)	14,038	14,872
Total current assets		14,952	16,259

Total Assets		$154,624	$161,924

EQUITY

Capital and reserves
Share capital	6	$587,448	$517,327
Reserves		107,163	117,796
Deficit		(556,106)	(486,913)
Total equity		138,505	148,210

LIABILITIES

Non-current liabilities
Trade and other payables	10	934	7,194
Total non-current liabilities		934	7,194

Current liabilities
Warrant liabilities	7	43	–
Loans payable	8	1,360	–
Payables to related parties	9	1,095	585
Trade and other payables	10	12,687	5,935
Total current liabilities		15,185	6,520

Total liabilities		16,119	13,714

Total Equity and Liabilities		$154,624	$161,924

Nature and continuance of operations (note 1)

Commitments (note 16)

Events after the reporting period (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company’s behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2019	2018

Expenses
Exploration and evaluation expenses	12	$53,014	$50,409
General and administrative expenses	12	9,365	8,652
Legal, accounting and audit		2,416	2,419
Share-based compensation	6(d)-(f)	3,970	4,734
Loss from operating activities		68,765	66,214
Foreign exchange loss (gain)		544	(807)
Interest income		(237)	(684)
Finance expense	8, 10	134	–
Other income or gains	7, 13(b)	(13)	(669)
Recognition of non-refundable early option price installment	13(a)	–	(48,097)
Loss before tax		69,193	15,957
Deferred income tax expense (recovery)		–	–
Net loss		69,193	15,957

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(g)	6,321	(10,752)
Other comprehensive loss (income)		6,321	(10,752)

Total comprehensive loss		$75,514	$5,205

Basic and diluted loss per common share	11	$0.19	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2019	2018

Operating activities
Net loss		$(69,193)	$(15,957)
Non-cash or non operating items
Depreciation	3	647	234
Sale of royalty		(6)	(31)
Interest accrued on loans payable	8	14	–
Interest income		(237)	(684)
Loss on revaluation of warrant liabilities		(7)	–
Non-refundable early option price installment	13(a)	–	(48,097)
Share-based compensation		3,970	4,734
Unrealized exchange loss (gain)		125	(561)
Changes in working capital items
Amounts receivable and prepaid expenses		481	(123)
Trade and other payables		(158)	(3,496)
Payables to related parties		(380)	(121)

Net cash used in operating activities		(64,744)	(64,102)

Investing activities
Acquisition of plant and equipment		–	(20)
Proceeds from sale of royalty	13(b)	6	31
Interest received on cash and cash equivalents		214	641
Net cash from investing activities		220	652

Financing activities
Proceeds from issuance of shares	6(b)	57,811	–
Transaction costs in the issuance of shares	6(b)	(5,326)	–
Proceeds from private placement of shares	6(b)	8,061	–
Transaction costs for the private placement of shares	6(b)	(150)	–
Proceeds from private placement of special warrants	6(b)	–	8,175
Transaction costs for the private placement of special warrants	6(b)	(2)	(232)
Proceeds from the exercise of share purchase options and warrants	6(c)-(d)	791	2,656
Receipt of loans	8	2,317	–
Payments of principal portion of lease liabilities		(354)	–
Subscriptions received for private placement	6(b)	699	–
Costs for private placement not completed at year end	6(b)	(6)	–
Withholding taxes paid on equity-settled restricted share units	6(f)	(9)	(7)
Net cash from financing activities		63,832	10,592

Net decrease in cash and cash equivalents		(692)	(52,858)
Effect of exchange rate fluctuations on cash and cash equivalents		(142)	572
Cash and cash equivalents - beginning balance		14,872	67,158

Cash and cash equivalents - ending balance	5(a)	$14,038	$14,872

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share	Subscriptions
		Number of		share-based	translation	Investment	purchase	received for
		shares		compensation	reserve	revaluation	warrants	shares
		(note 6(a)	Amount	reserve	(note 6(g))	reserve	(note 6(c))	(note 6(b))	Deficit	Total equity

Balance at January 1, 2018		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$–	$(470,971)	$137,501
Effect of change in accounting policy for IFRS 9		–	–	–	–	(15)	–	–	15	–
Balance at January 1, 2018 - as restated		308,237,856	$513,304	$62,404	$27,934	$(17)	$4,832	$–	$(470,956)	$137,501
Shares issued on exercise of options per option plan	6(d)	800,499	408	–	–	–	–	–	–	408
Shares issued upon exercise of warrants	6(c)	3,944,759	2,248	–	–	–	–	–	–	2,248
Shares issued pursuant to restricted share unit plan	6(f)	434,742	322	–	–	–	–	–	–	322
Fair value allocated to shares issued on options exercised per plan	6(d)	–	210	(210)	–	–	–	–	–	–
Fair value and costs allocated to share capital on exercise of warrants	6(c)	–	835	–	–	–	(835)	–	–	–
Cash settlement of tax on issue of equity-settled restricted share units	6(f)	–	–	(7)	–	–	–	–	–	(7)
Special warrants issued net of transaction costs	6(b)	–	–	–	–	–	8,192	–	–	8,192
Share-based compensation	6(d)-(f)	–	–	4,751	–	–	–	–	–	4,751
Net loss		–	–	–	–	–	–	–	(15,957)	(15,957)
Other comprehensive income net of tax		–	–	–	10,752	–	–	–	–	10,752
Total comprehensive income										(5,205)

Balance at December 31, 2018		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$–	$(486,913)	$148,210

Balance at January 1, 2019		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$–	$(486,913)	$148,210
Shares issued on exercise of options per option plan	6(d)	1,185,666	641	–	–	–	–	–	–	641
Shares issued on exercise of options not issued per option plan	6(c)	104,450	40	–	–	–	–	–	–	40
Shares issued upon exercise of warrants	6(c)	200,075	110	–	–	–	–	–	–	110
Shares issued pursuant to restricted share unit plan	6(f)	111,086	174	(122)	–	–	–	–	–	52
Fair value allocated to shares issued on exercise of options and warrants	6(c)-(d)	–	618	(593)	–	–	(25)	–	–	–
Shares issued, net of transactions costs	6(b)	87,477,084	52,435	–	–	–	–	–	–	52,435
Shares issued on conversion of special warrants, net of transaction costs	6(b)	10,150,322	8,192	–	–	–	(8,192)	–	–	–
Shares issued pursuant to private placements, net of transaction costs	6(b)	10,296,141	7,911	–	–	–	–	–	–	7,911
Share-based compensation	6(d)-(f)	–	–	3,927	–	–	–	–	–	3,927
Subscriptions received for private placement, net of transaction costs	6(b)	–	–	–	–	–	–	693	–	693
Net loss		–	–	–	–	–	–	–	(69,193)	(69,193)
Other comprehensive loss net of tax		–	–	–	(6,321)	–	–	–	–	(6,321)
Total comprehensive loss										(75,514)

Balance at December 31, 2019		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693	$(556,106)	$138,505

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2019, include financial information for the Company and its subsidiaries (note 2(d)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2019, the Company raised cash net cash proceeds of $52,485 and $7,911 from the issuance and private placements of common shares respectively (note 6(b)), and $791 from the exercise of share purchase options and warrants (notes 6(c)-(d)). The Group also received loans of $2,317 pursuant to a non-revolving credit facility (note 8) which were repaid subsequent to the reporting period (note 17).

As at December 31, 2019, the Group has $14,038 (December 31, 2018 – $14,872) in cash and cash equivalents for its operating requirements and a working capital deficiency of $233 (refer note 17). These financial statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. For the years ended December 31, 2019 and 2018, the Group incurred a net loss of $69,193 and $15,957, respectively, and has a deficit of $556,106 as at December 31, 2019. The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project and for working capital requirements. Additional financing may include any of or a combination of debt and equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA"), by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("Draft EIS") in February 2019 and completed a 120-day public comment period on the Draft EIS on July 2, 2019. On July 30, 2019, the US Environmental Protection Agency announced that it has taken action to withdraw a Proposed Determination initiated under Section 404(c) of the CWA in 2014, which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting for the year ended December 31, 2019. These Financial Statements were authorized for issue by the Board of Directors on March 26, 2020.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as fair value through other comprehensive income, which are stated at their fair value (notes 2(f)). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements with exception to the changes to accounting policies noted in below.

(c)	Changes in Accounting Standards

New and amended IFRS standards that are effective for the current year

The Group adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach and therefore comparative information for the 2018 reporting period has not been restated and continues to be reported under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets ("ROU Assets"), representing its rights to use the underlying assets, and lease liabilities, representing its obligation to make lease payments.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset at the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

•	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:

•	increasing the carrying amount to reflect interest on the lease liability;

•	reducing the carrying amount to reflect the lease payments made; and

•	remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in "Mineral property, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 10).

Transition to IFRS 16

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. ROU Assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, of which there were none.

The Group used the following practical expedients when applying IFRS 16:

•	Applied the exemption not to recognize ROU Assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term;

•	Excluded initial direct costs from measuring the ROU Asset on initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend.

The Group had no leases classified as finance leases under IAS 17.

Incremental ROU Assets and lease liabilities of $1,154 were recognized as of January 1, 2019, with no impact on accumulated deficit. The weighted average incremental borrowing rate applied to the lease liabilities was 10%.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table reconciles the Group’s operating lease commitments at December 31, 2018, as previously disclosed in the 2018 annual financial statements, to the lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019:

Adoption of IFRS 16
Operating lease commitments as at December 31, 2018	$1,284
Adjustments on adoption of IFRS 16	235
Operating lease commitments – December 31, 2018	1,519
IFRS 16 recognition exemption for short-term leases (note 14(b))	(158)
Effect from discounting using the incremental borrowing rate – January 1, 2019	(207)
Lease liabilities recognized at January 1, 2019	1,154

Current lease liability (note 10)	389
Non-current lease liability (note 10)	765
Lease liabilities recognized at January 1, 2019	$1,154

(d)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent owned
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Partnership and 100% of Pebble Mines.	100% (indirect)
Pebble Limited Partnership ("Pebble Partnership")	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp. ("Pebble Mines")	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Pipeline Corporation	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd. ("MGL")	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc. ("Delta")	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL.	100% (indirect)

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent owned
Imperial Gold Corporation ("Imperial Gold")	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold.	100% (indirect)

Notes:

1.	Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

2.	Both entities together hold 2,402 claims comprising the Pebble Project.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(f)	Financial Instruments

On initial recognition, a financial asset is classified as measured at amortized cost; fair value through other comprehensive income ("FVTOCI") (debt / equity investment); or fair value through profit or loss ("FVTPL"). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortized cost comprise of restricted cash, amounts receivable, and cash and cash equivalents.

Fair value through other comprehensive income ("FVTOCI")

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income ("OCI") provided it is not held for trading. This election is made on an investment-by-investment basis.

Fair Value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortized cost is reduced by impairment losses (see below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Debt investments at FVTOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVTOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as FVTOCI, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

Financial liabilities

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise of trade and other payables, loans payable and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derivative financial assets and liabilities:

The Group’s warrant liabilities are derivative financial liabilities and have been designated as at FVTPL (note 7).

On date of issue, the warrant liabilities were recognized at fair value as a financing cost with the subsequent change in fair value recognized in loss.

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(h)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital, Special Warrants, Warrants and Subscriptions for Shares

Common shares ("shares"), special warrants, warrants and subscriptions received for shares are classified as equity. Transaction costs directly attributable to the issue of these instruments are recognized as a deduction from equity, net of any tax effects. Where units comprising of shares and warrants are issued the proceeds and any transaction costs are apportioned between the shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into shares and the issue of shares for subscriptions received, the carrying amount, net of a pro rata share of the transaction costs, is transferred to share capital.

(k)	Share-based Payment Transactions

Equity-settled share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 6(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the "Equity Reserve"). An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value of share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Deferred Share Unit (“DSU”) Plan

The Group has a DSU plan for its non-executive directors. The Group determines whether to account for DSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of DSUs granted is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability is raised if cash-settled at grant date.

The fair value is estimated using the TSX quoted market price of the Company’s common shares at grant date and expensed over the vesting period as share-based compensation in loss until they are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

Restricted Share Unit (“RSU”) Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on the terms of the contractual arrangement. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity –settled or a liability is raised if cash settled at grant date.

The fair value is estimated using the number of RSUs and the quoted market price of the Company’s common shares at the grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the quoted market value of the Company’s common shares.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. As a condition for the issue of the Miscellaneous Land Use Permit at the Pebble Project, the Pebble Partnership has posted a bond with the Alaskan regulatory authorities as a performance guarantee for any potential reclamation liability (note 5(b)).

(n)	Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	The Group uses the Black-Scholes option pricing model to calculate an estimate of the fair value of share purchase options and certain warrants granted during the year. In the case of share purchase options, the fair value calculated is used to determine share-based compensation that is included in loss for the year. With the warrants, the fair value calculated is used to value the warrant liabilities on the statement of financial position, with gains or losses being recognized in loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from less than one year to five years. Changes in the subjective input assumptions can affect the fair value estimate. The weighted average assumptions applied are disclosed in Notes 6(d) and 7 respectively.

2.	Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense that is included in the loss for the year and the composition of any deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

1.	In terms of IFRS 6, Exploration for and Evaluation of Mineral Resources, management determined that there were no circumstance and facts that indicated that testing the Group’s mineral property interest (“MPI”) for impairment was necessary.

2.	Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) in determining the functional currency of the parent and its subsidiaries, the Group used judgment in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.

3.	The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing and future available financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

4.	The Group used judgement in terms of accounting for leases in accordance with IFRS 16. IFRS 16 applies a control model to the identification of leases and the determination of whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a fixed period of time. In determining the appropriate lease term for a lease, the Group considered the right of either the lessee and lessor to terminate the lease without permission from the other party with no more than an insignificant penalty as well as whether the Group is reasonably certain to exercise the extension options on the contract.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2019	Mineral Property interest [1]	Plant and equipment [2]	Total
Cost
Beginning balance	$112,541	$1,374	$113,915
Impact of IFRS 16 adoption (note 2(c))	–	1,154	1,154
Beginning balance as restated	112,541	2,528	115,069
Additions	–	490	490
Ending balance	112,541	3,018	115,559

Accumulated depreciation
Beginning balance	–	(968)	(968)
Depreciation [3]	–	(647)	(647)
Ending balance	–	(1,615)	(1,615)

Foreign currency translation difference	24,766	157	24,923

Net carrying value – December 31, 2019	$137,307	$1,560	$138,867

Year ended December 31, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$112,541	$1,354	$113,895
Additions	–	20	20
Ending balance	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation [4]	–	(234)	(234)
Ending balance	–	(968)	(968)

Foreign currency translation difference	31,641	247	31,888

Net carrying value – December 31, 2018	$144,182	$653	$144,835

Notes to tables:

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Includes ROU Assets, which relate to the use of office space, hangers, yard storage, an office copier and one vehicle. The following reconciles ROU Assets for the year ended December 31, 2019:

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Land and Buildings	Equipment	Total
Beginning balance at January 1, 2019	$1,132	$22	$1,154
Additions	459	31	490
Ending balance	1,591	53	1,644

Depreciation	(411)	(9)	(420)

Foreign currency translation difference	(63)	(1)	(64)

Net carrying value – December 31, 2019	$1,117	$43	$1,160

3.	ROU Asset depreciation of $224 is included in general and administrative expenses. The remainder is included in exploration and evaluation expenses.

4.	Depreciation is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2019	2018
Sales tax receivable	$177	$69
Amounts receivable	239	769
Prepaid expenses	498	549
Total	$914	$1,387

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at December 31, 2019 and 2018, consisted of cash on hand and was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

In the year ended December 31, 2019:

•	111,086 common shares were issued to settle the payout of restricted share units (note 6(f)).
•	Share purchase warrants were issued as part of the financing fee paid to the underwriters in the June bought deal financing (note 6(b)).
•	No additional consideration was received by the Group on the conversion of special warrants into shares (note6(b)).

In the year ended December 31, 2018:

•	434,742 common shares were issued to settle the payout of vested RSUs (note 6(f)).
•	In the special warrant financing in December 2018, a cheque received for $249 for the purchase of 300,000 special warrants was only deposited after the reporting period on January 7, 2019.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities in 2018 (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the year ended December 31, 2019, income of $15 (2018 – $8) respectively, has been recognized which has been re-invested.

During the year ended December 31, 2018, the Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2019, the authorized share capital comprised an unlimited (2018 – unlimited) number of common shares (“shares”) with no par value.

(b)	Financings

December 2019

Bought Deal

The Group completed a bought deal offering of 41,975,000 Shares at US$0.37 per share for gross proceeds of US$15,531 ($20,561). The Group incurred transaction costs of $1,909, which includes a 7.5% commission paid to the underwriters, and raised net proceeds of $18,652.

Subscriptions Received for Private Placement

With the offering discussed above, a concurrent private placement of up to US$5,000 was also announced. The Group received subscriptions for 1,426,500 shares in the private placement totalling $699. The private placement was only closed after the reporting period (note 17(a)). To December 31, 2019, transaction costs of $6 were incurred.

August 2019

Bought Deal

The Group completed a bought deal offering of 15,333,334 Shares at US$0.75 per share for gross proceeds of US$11,500 ($15,318). The Group incurred transaction costs of $1,215, which includes a 6% commission paid to the underwriters, and raised net proceeds of $14,103.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Private Placement

The Group completed a non-brokered private placement to investors of 2,866,665 shares for gross proceeds of approximately US$2,150 ($2,844). No commission or finder’s fee were payable to the underwriters in connection to this private placement. After transaction costs of $7, the Group raised net proceeds of $2,837.

June 2019

Bought Deal

The Group completed a bought deal offering of 12,200,000 shares at US$0.41 per share for gross proceeds of US$5,002 ($6,594). The Group paid the underwriters a 6% commission and issued 244,000 non-transferable share purchase warrants ("Broker Warrants") to purchase shares at US$0.41 per share until June 24, 2020. After transaction costs of $818, which excludes the estimate for the cost of the Broker Warrants (see below), the Group raised net proceeds of $5,776.

As the Broker Warrants are denominated in US dollars, they have been treated as cash-settled warrant liabilities (note 7) and were valued at $50 upon initial recognition using the Black Scholes option pricing model based on the following assumptions: risk free rate of 1.45%, expected volatility of 72.9%, expected life of 1 year, share price of Cdn$0.61 and dividend yield of nil. The equivalent amount has been recognized as a financing cost.

Private Placement

The Group completed a non-brokered private placement to investors of 3,660,000 shares for a gross proceeds of approximately US$1,500 ($1,975). No commission or finder’s fee were payable to the underwriters in connection to this private placement. After transaction costs of $4, the Group raised net proceeds of $1,971.

March 2019

Bought Deal

The Group completed a bought deal offering of 17,968,750 shares at US$0.64 per share for gross proceeds of US$11,500 ($15,337). The Group incurred transaction costs of $1,383, which includes a 6% commission paid to the underwriters, and raised net proceeds of $13,954.

Private Placement

The Group completed a private placement of 3,769,476 shares at $0.86 (US$0.64) per share for gross proceeds of approximately $3,242 (US$2,412). After transaction costs of $139, the Group raised net proceeds of $3,103.

February 2019

Conversion of Special Warrants

In February 2019, 10,150,322 special warrants issued in a private placement in December 2018 at a price of $0.83 (US$0.62) per special warrant for gross proceeds of $8,424; and net proceeds of $8,192 after transaction costs of $232 (refer also to note 5(a)), were converted into shares on a one-for-one basis for no additional consideration to the Group. Additional transaction costs of $2 were paid during the year.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the year ended December 31, 2019 and 2018 respectively:

Continuity	Cannon Point options (note 1)	Mission Gold warrants (note 1)	Other warrants (note 2)	Special warrants (note 3)		Broker warrants (note 4)	Total
Beg. Balance	327,700	7,125,646	27,858,213		–	–	35,311,559
Issued	–	–	–		10,150,322	–	10,150,322
Exercised	–	(3,160,945)	(783,814)		–	–	(3,944,759)
Bal. Dec 31, 2018	327,700	3,964,701	27,074,399		10,150,322	–	41,517,122
Issued	–	–	466,666		–	244,000	710,666
Exercised	(104,450)	(200,075)	–		(10,150,322)	–	(10,454,847)
Bal. Dec 31, 2019	223,250	3,764,626	27,541,065		–	244,000	31,772,941

Weighted Averages per option/warrant as at December 31
2019
Exercise price	$0.38	$0.55	$0.65		–	–	$0.64
Exercise price US dollars	–	–	–		–	US$ 0.41	US$ 0.41
Remaining life in years	2.40	0.52	1.45		–	0.48	1.33

2018
Exercise price	$0.38	$0.55	$0.65	$	nil	–	$0.63
Remaining life in years	2.47	1.52	2.44		0.33	–	2.33

Notes to table:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. (“Cannon Point”) and Mission Gold Ltd. (“Mission Gold”) in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement (note 8).

3.	The special warrants were issued in a private placement at an exercise price of $0.83 (US$0.62) per special warrant in December 2018 (note 6(b)).

4.	The Broker warrants, which have a US dollar exercise price, were issued to the underwriters pursuant to the June 2019 prospectus financing (note 6(b)).

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2017 Rolling Option Plan") is based on the maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans ) equaling a rolling percentage of up to 10% of the Company's outstanding Shares, calculated from time to time. Pursuant to the 2017 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following is reconciles the Group’s options outstanding for the years ended December 31, 2019 and 2018 respectively:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	19,847,431	1.08
Granted	5,635,000	0.76
Expired	(18,500)	0.50
Exercised	(800,499)	0.51
Forfeited	(32,500)	1.44
Cancelled	(24,200)	1.51
Balance December 31, 2018	24,606,732	1.03
Granted	6,610,500	0.99
Expired	(4,235,000)	1.54
Exercised	(1,185,666)	0.54
Forfeited	(10,700)	0.82
Cancelled	(33,600)	1.10
Balance December 31, 2019	25,752,266	0.96

In the years ended December 31, 2019 and 2018 respectively, options were granted with a weighted average fair value estimated at $0.56 (2018 – $0.54) per option using the Black-Scholes option pricing model with the following assumptions:

Weighted Average Assumptions	2019	2018
Risk-free interest rate	1.39%	2.21%
Expected life	5.00 years	4.25 years
Expected volatility [1]	94.73%	95.60%
Grant date share price	$0.81	$0.78
Expected dividend yield	Nil	Nil

Note:

1.	Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For the year ended December 31, 2019, the Group recognized share-based compensation ("SBC") on options of $3,898 (2018 – $4,656).

Details of options exercised during the current and prior year were as follows:

Year ended December 31, 2019	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2019	125,000	0.49	0.87
February 2019	30,000	0.49	1.23
June 2019	39,000	0.49	0.59
July 2019	81,000	0.49	0.68
August 2019	856,666	0.55	0.90
September 2019	54,000	0.72	0.85
	1,185,666	0.54	0.88

Year ended December 31, 2018	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2018	33,000	0.69	2.00
June 2018	11,000	0.50	0.75
July 2018	39,500	0.50	0.68
August 2018	33,500	0.50	0.75
September 2018	25,333	0.50	0.71
October 2018	650,666	0.50	0.70
November 2018	7,500	0.76	1.00
	800,499	0.51	0.76

The following tables summarizes information about the Group’s options as at December 31, 2019 and 2018 respectively:

Options outstanding			Options exercisable
Exercise prices ($)	Number of options	Remaining contractual life (years)	Number of options	Remaining contractual life (years)
0.48	450,000	1.21	450,000	1.21
0.49	5,105,000	1.53	5,105,000	1.53
0.50	2,316,666	0.81	2,316,666	0.81
0.76	5,538,000	2.87	5,538,000	2.87
0.99	6,610,500	4.75	3,305,250	4.75
1.75	5,732,100	2.10	5,732,100	2.10
Total and weighted average contractual life per option	25,752,266	2.70	22,447,016	2.40

Page | 25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Options outstanding		Options exercisable
Exercise prices ($)	Number of options	Remaining contractual life (years)	Number of options	Remaining contractual life (years)
0.48	450,000	2.21	450,000	2.21
0.49	6,034,000	2.26	6,034,000	2.26
0.50	2,323,332	1.81	2,323,332	1.81
0.72	200,000	0.71	200,000	0.71
0.76	5,620,000	3.85	2,810,000	3.85
0.89	1,125,000	0.29	1,124,998	0.29
1.75	5,744,400	3.10	3,829,600	3.10
1.77	3,110,000	0.16	3,110,000	0.16
Total and weighted average contractual life per option	24,606,732	2.41	19,881,930	2.14

The weighted average exercise price for exercisable options as at December 31, 2019 was $0.95 (December 31, 2018 – $1.00) per option.

(e)	Deferred Share Units ("DSUs")

The Group has a DSU plan approved by the Group’s shareholders in 2015, which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and also provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 2% of the issued and outstanding shares from time to time provided the total does not result in the total shares issuable under all the Group’s share-based compensation plans (i.e. including share purchase option and RSU plans) exceeding 10% of the total number of issued outstanding shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in shares issued from treasury, by the delivery to the former director of shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

In the years ended December 31, 2019 and 2018, there were no new grants of DSUs. At December 31, 2019, a total of 458,129 DSU were outstanding (2018 – 458,129).

Page | 26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Restricted Share Units ("RSUs")

The following reconciles RSUs outstanding for the year ended December 31, 2019 and 2018 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance	506,495	2.24
Granted [1]	125,000	0.78
Shares issued	(434,742)	0.68
Balance December 31, 2018	196,753	1.27
Shares issued [1,2]	(111,086)	1.57
Withheld [1,2]	(85,667)	1.27
Balance December 31, 2019	–	–

Notes

1.	The RSUs were granted on August 9, 2018, to an officer of the Group with an expiry date of December 2021 and an initial one-year vesting period from date of grant. The Group treated these RSUs as cash-settled given the cash settlement of a previous grant. In January 2019, the Group’s Compensation Committee agreed with management that it was in the best interest of the Group to accelerate the vesting period to January 28, 2019. The Group settled the vested RSUs, by issuing 58,886 shares and withheld 66,114 RSUs to pay tax obligations.

2.	During the year ended December 31, 2019, 71,752 RSUs, being the second and third tranches of 107,629 equity-settled RSUs that were granted in September 2017, were settled by issuing 52,200 shares, with the balance of 19,553 RSUs being withheld to pay tax obligations.

During the year ended December 31, 2019, the Group recognized $29 (2018 – $96) as SBC with a corresponding increase in the SBC Reserve for RSUs classified as equity-settled. Over the same period, for RSUs classified as cash-settled, the Group recognized $43 (2018 – decrease of $17) in SBC with a corresponding increase in the RSU liability (2018 – decrease). On the settlement of the cash-settled RSUs, the RSU liability was reduced to $nil with $58 transferred to share capital for shares issued with the remainder remitted to the tax authorities.

(g)	Foreign Currency Translation Reserve

	December 31	December 31
	2019	2018
Beginning balance	$38,686	$27,934
Foreign exchange translation differences incurred:
(Loss) gain on translation of foreign subsidiaries	(6,321)	10,752
Ending balance	$32,365	$38,686

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency, into the Group’s presentation currency, the Canadian dollar.

Page | 27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

7.	WARRANT LIABILITIES

The Broker Warrants (note 6(c)) which were issued pursuant to the June 2019 public offering (note 6(b)), have a US dollar exercise price, which is not the functional currency of the Group, and as a result have been treated as cash-settled warrant liabilities. The warrant liabilities were recognized at fair value on date of issue as a financing cost with subsequent changes in fair value recognized in loss. The following table reconciles the change in fair value of the warrant liabilities:

	December 31 2019	December 31 2018
Beginning balance	$–	$–
Fair value on issue – financing cost	50	–
Fair value gain on revaluation	(7)	–
Ending balance	$43	$–

The fair value at December 31, 2019 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Assumptions	2019
Risk-free interest rate	1.57%
Expected volatility [1]	105.90%
Expected life	0.50 years
Share price on valuation date	$0.56
Expected dividend yield	Nil

Note

1.	Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

8.	LOANS PAYABLE

	December 31 2019	December 31 2018
Loans provided - principal	$2,317	$–
Accrued interest	14	–
Transferred to payables to related parties (note 9)	(971)	–
Total	$1,360	$–

In November 2019, the Group entered into an unsecured non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom are related parties, of up to $3,500. Funds advanced by the Lenders bear interest at 10% per annum, payable on repayment thereof. The funds including interest are to be repaid on a date that is the earlier of i) May 25, 2020 and ii) the date the Group has completed one or more equity or debt financings raising an aggregate of US$20,000. Pursuant to the terms of the Credit Facility, the Group may submit a drawdown request to the Lenders for a minimum of $500 per drawdown at any time until the repayment date.

As consideration for entering into the Credit Facility, the Group issued to the Lenders, on a pro rata basis, 466,666 share purchase warrants, each warrant exercisable into one share at the exercise price of $0.75 per share until December 2, 2021, of which 153,333 warrants were issued to the two related parties.

Page | 28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

As of December 31, 2019, the Group had drawn $2,317 from the Credit Facility, of which $967 was received from the two related parties. Accrued interest, which includes $4 owed to the two related parties, has been included in the finance expense in the loss for the year.

Subsequent to December 31, 2019, the Company repaid the loans and accrued interest (note 17).

9.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	December 31	December 31
Payables to related parties	2019	2018
Key management personnel (a)	$971	$104
Hunter Dickinson Services Inc. (b)	124	401
RSU liability	–	80
Total payables	$1,095	$585

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(d)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel ("KMP")

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the Chief Executive Officer ("PLP CEO"), Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp ("PMC Chair"), was as follows for each of the years ended December 31:

Transactions	2019	2018
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$2,430	$2,595
Amounts paid and payable to KMP [2]	4,443	3,991
Bonuses paid to KMP [3]	1,053	1,430
Interest payable on loans received from KMP [5]	4	–
	7,930	8,016
Share-based compensation [4]	2,736	3,681
Total compensation	$10,666	$11,697

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

2.	Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS"). The Group reimburses HDUS for costs incurred.

Page | 29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	In 2019, incentive bonuses were paid to the CFO, EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering, VP, Permitting, PLP CEO, the Company Secretary, and a performance bonus was paid to the PLP CEO for the 2018 fiscal year. In 2018, incentive bonuses were paid to the SVP, Environment and Sustainability, VP, Corporate Communications and VP, Permitting, and a performance bonus was paid to the PLP CEO for the 2017 fiscal year.

4.	Represents cost of RSUs and share purchase options issued and/or vesting during the respective periods.

5.	The Group’s Board Chair and CEO advanced $967 to the Group pursuant to the Credit Facility (note 8) and have accrued interest of $4 to December 31, 2019. Subsequent to the reporting period, these loans including interest earned to date were repaid (note 17).

RSUs

During the year ended December 31, 2019, the Group settled vested KMP RSUs by issuing 111,086 (2018 – 434,742) common shares (note 6(f)).

Options

During the year ended December 31, 2019, 125,000 KMP incentive options with an exercise price of $0.49 per option and an expiry date of July 11, 2021 and 200,000 KMP incentive options with an exercise price of $0.72 per option and an expiry date of September 15, 2019, were exercised at a weighted average market share price on exercise of $0.91 for proceeds to the Group of $205. No KMP options were exercised in 2018.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 30

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For the year ended December 31, 2019, and 2018, the aggregate value of transactions were as follows:

Transactions	2019	2018
Services rendered by HDSI:
Technical
Engineering	$1,018	$1,199
Environmental	459	706
Socioeconomic	429	462
Other technical services	154	316
	2,060	2,683
General and administrative
Management, corporate communications, secretarial, financial and administration	2,292	2,326
Shareholder communication	594	627
	2,886	2,953

Total for services rendered	4,946	5,636

Reimbursement of third party expenses
Conferences and travel	393	502
Insurance	50	70
Office supplies and information technology	431	319
Total reimbursed	874	891

Total value of transactions	$5,820	$6,527

10.	TRADE AND OTHER PAYABLES

	December 31	December 31
	2019	2018
Falling due within the year
Trade [1]	$12,401	$5,935
Lease liabilities [2]	286	–
Total	$12,687	$5,935

Non-current liabilities
Trade [1]	$–	$7,194
Lease liabilities [2]	934	–
Total	$934	$7,194

Page | 31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes:

1.	At December 31, 2019, trade payables in current liabilities includes legal fees due to legal counsel of US$5,274, which was previously due January 31, 2020 but has been extended to December 24, 2020 (note 17(c)), and US$635 payable on completion of a partnering transaction. The former legal fees were included in non-current liabilities at December 31, 2018.

2.	Lease liabilities relate to lease of offices, site hangers, yard storage, an office copier and one vehicle, which have remaining lease terms of 4 to 125 months and interest rates of 7.5% – 10.5% over the term of the leases. During the year ended December 31, 2019, the Group recognized $120 in interest expense on lease liabilities, which is included in finance expense in the loss for the year.

The following table provides the schedule of undiscounted lease liabilities as at December 31, 2019:

Total
Less than one year	$391
One to five years	884
Later than 5 years	343
Total undiscounted lease liabilities	$1,618

The Group had $158 in short-term lease commitments of less than a year relating to property leases as at January 1, 2019. During the year ended December 31, 2019, the Group incurred further short-term lease commitments of $206 and expensed $264.

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2019 and 2018 was based on the following:

	2019	2018
Loss attributable to common shareholders	$69,193	$15,957
Weighted average number of shares outstanding (000s)	358,343	312,265

Basic and diluted loss per share excludes the effect of 25,752,266 (2018 – 24,606,732) employee share purchase options outstanding, 31,306,275 (2018 – 31,366,800) non-employee share purchase options and warrants, 458,129 DSUs and nil (2018 – 196,753) RSUs, as they are anti-dilutive. In 2018, the weighted average number of shares outstanding included the special warrants issued in December 2018 (note 6(b)).

12.	EMPLOYMENT COSTS

During the year ended December 31, 2019, the Group recorded $15,648 (2018 – $17,168) in salaries and benefits, including share-based payments of $3,970 (2018 – $4,734) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 9(b)).

13.	OTHER INCOME ITEMS

(a)	Non-Refundable Early Option Price Installment ("Early Option Price Installment")

In December 2017, on entering a framework agreement with First Quantum Minerals Ltd. ("First Quantum"), the Group received a non-refundable early option payment of US$37,500 ($48,751) ("non-refundable early option price installment"), which was to be applied solely for the purpose of progressing with permitting of the Pebble Project. The framework agreement, which contemplated that an affiliate of First Quantum would execute an option agreement to earn a 50% interest in the Pebble Partnership, was terminated in May 2018, as the Group and First Quantum were unable to reach an agreement on the option and partnership transaction as contemplated therein. Accordingly, the Group recorded the non-refundable early option price installment as income in the statement of comprehensive loss for the year ended December 31, 2018.

Page | 32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Sale of Royalty

During the year ended December 31, 2018, the Group completed the sale of a net proceeds interest royalty held by the Group on a non-core property, and which was carried at a nominal value, to a third party for proceeds net of withholding taxes of US$24 ($31). Pursuant to the transaction, the Group received accrued and outstanding royalty income of US$477 ($617).

During the year ended December 31, 2019, the Group received $6 for an over deduction in withholding taxes.

14.	INCOME TAX EXPENSE

Year ended December 31
	2019	2018
Current tax (recovery) expense

Current year (recovery) expense	$–	$–
Current income tax (recovery) expense	$–	$–

Deferred income tax (recovery) expense

Current year (recovery) expense	$–	$–
Deferred income tax (recovery) expense	$–	$–

	Year ended December 31
Reconciliation of effective tax rate	2019	2018

Net loss	$(69,193)	$(15,957)
Total income tax (recovery) expense	–	–
Loss excluding income tax	(69,193)	(15,957)
Income tax recovery using the Company's domestic tax rate	(18,682)	(4,308)
Non-deductible expenses and other	1,375	(2,175)
Change in tax rates	–	–
Deferred income tax assets not recognized	17,307	6,483
	$–	$–

Page | 33

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Company's domestic tax rate for the year was 27% (2018 – 27%).

	December 31	December 31
Deferred income tax assets (liabilities)	2019	2018
Tax losses	$2,342	$2,140
Net deferred income tax assets	2,342	2,140
Resource property/investment in Pebble Partnership	(2,342)	(2,140)
Equipment	–	–
Net deferred income tax liability	$–	$–

The Group had the following temporary differences at December 31, 2019 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	6,159
After five years	238,056	–	–
No expiry date	–	93,512	65
Total	$238,056	$93,512	$6,224

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $8.2 million (2018 – $7.5 million) which has not been recognized because the Group controls the reversal of liabilities and it is expected it will not reverse in the foreseeable future.

15.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(c)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 4) include receivable balances with government agencies and refundable deposits. The following is the Group’s maximum exposure:

	December 31	December 31
Exposure	2019	2018
Amounts receivable	$239	$769
Restricted cash	851	830
Cash and cash equivalents	14,038	14,872
Total exposure	$15,128	$16,471

Page | 34

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group however, has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern (note 1). The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(e)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	December 31	December 31
	2019	2018
Financial assets:
Amounts receivable	$263	$627
Cash and cash equivalents and restricted cash	14,090	10,523
	14,353	11,150
Financial liabilities:
Non-current trade payables	(932)	(7,194)
Warrant liabilities	(43)	–
Current trade and other payables	(12,426)	(5,834)
Payables to related parties	(24)	(146)
	(13,425)	(13,174)
Net financial liabilities exposed to foreign currency risk	$(928)	$(2,024)

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $93 (2018 – $202) in the year. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Page | 35

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $145 (2018 – $174).

(g)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(h)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements which are determined by using valuation techniques are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The fair value measurement of the warrant liabilities (note 7) until their expiry are categorized within Level 2 of the hierarchy as it is exposed to market risk as they employ the quoted market price of shares and foreign exchange rates.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on the claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. In April 2018, the United States District Court for the Central District of California (the "California District Court") granted the Company’s motion and dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The Court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the California District Court again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed notice of an appeal of the district court’s dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019. The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court. The appeal will be reviewed de novo, meaning that no deference will be given to the earlier lower court rulings. A hearing on the appeal is scheduled for May 2020. Given the nature of the claims on appeal, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect until their ultimate resolution. The Company intends to continue defending itself vigorously in this action.

(b)	Short-term lease commitments

As of December 31, 2019, the Group has $93 in short-term lease commitments. These leases have fixed monthly payments for the remaining term.

(c)	Right-of-Way Annual Payment Commitments

With the signing of Right-of-Way Agreements ("ROW Agreements") in November 2018 and May 2019, with the Alaska Peninsula Corporation ("APC") and Iliamna Natives Limited ("INL") respectively, the Group secured the right to use defined portions of APC and INL lands for the construction and operation of transportation infrastructure to access the Pebble Project site. Pursuant to the ROW Agreements, the Group issued the required notice to APC and INL in November 2019, as to which defined portions of APC and INL lands that it requires the rights for access in 2020 and as such has a commitment for the annual toll payments due in 2020.

(d)	Pipeline Right-of-Way Bond Commitment

The Group posted a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

17.	EVENTS AFTER THE REPORTING DATE

(a)	Private Placement

On January 17, 2020, the Group closed a private placement, which was announced in December 2019 as a concurrent financing with the bought deal offering (note 6(b)), of 11,346,783 shares at a price of $0.49 (US$0.37) per share for gross proceeds of approximately $5.6 million (US$4.2 million). Pursuant to this private placement, the Group received subscriptions for 1,426,500 shares (note 6(b)) in December 2019. Further to this private placement, the Group placed an additional 1,640,000 shares for gross proceeds to the Group of $804.

(b)	Repayment of Loans Payable

In January and February 2020, the Group repaid the Credit Facility (note 8) including interest accrued to the date of payment.

(c)	Extension of Repayment Term for Legal Fees Payable

Effective January, 31, 2020, pursuant to an amendment agreement, the Group’s US legal counsel have agreed to extend the payment due date for legal fees payable (note 10) to December 24, 2020. In consideration for the extension, until the payment of the fees, interest will accrue at 3.5% per annum from the date of this amendment until payment of the outstanding amount.

(d)	Impact of the Novel Coronavirus ("COVID-19")

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to the United States and Canada where we conduct our principal business operations. Our plans to advance the development of the Pebble Project are dependent upon the continued progress of our approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as our ability to continue the work required in connection with this process through our employees and our contractors. While we have not been notified of any delay, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in our permitting process, including a possible delay in the release by the USACE of their Final EIS and the progress through to a Record of Decision. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

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